Exhibit 12.1

CNL Lifestyle Properties, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations	$(74,673)	$(54,590)	$(79,498)	$(20,262)	$32,800
Less:
Cumulative effect of change in accounting principle	—	—	—	(5,900)	—
Equity in earnings (loss) on unconsolidated entities	5,521	1,022	10,978	5,630	3,020

	(80,194)	(55,612)	(90,476)	(20,532)	29,780
Add:
Amortization of capitalized interest	113	106	94	60	23
Distributed income from unconsolidated entities	40,188	25,891	12,691	10,786	14,883
Fixed charges (from below)	72,494	64,526	54,401	45,187	35,321
Less:
Capitalized interest	(278)	(179)	(638)	(1,659)	(876)

Adjusted Earnings	$32,323	$34,732	$(23,928)	$33,842	$79,131

Fixed charges:
Interest expense (1)	$68,595	$60,571	$50,616	$40,638	$32,076
Estimated interest factor from rental expense (2)	3,621	3,776	3,147	2,890	2,369
Capitalized interest	278	179	638	1,659	876

Total Fixed Charges	$72,494	$64,526	$54,401	$45,187	$35,321

Ratios of earnings to fixed charges (3)	—	—	—	—	2.24 x

Deficiency of earnings to fixed charges	$40,171	$29,794	$78,329	11,345	N/A

FOOTNOTES:

(1)	Includes amortized premiums, discounts and amortized capitalized financing costs for both continuing operations and discontinued operations.
(2)	Represents the portion of rental expense that is a reasonable approximation of the interest factor.
(3)	For the years ended December 31, 2012, 2011, 2010 and 2009, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $40.2 million, $29.8 million, $78.3 million and $11.3 million, respectively, to achieve a coverage of 1:1 for the years ended December 31, 2012, 2011, 2010 and 2009.